U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C.

                               FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
   UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                          CASTLE CORP. INTERNATIONAL
                (Name of Small Business Issuer in its charter)

       Nevada
                                                         77-0510726
------------------------------------------            --------------------
 (State or other jurisdiction of                        I.R.S. Employer
  incorporation or organization)                        Identification No.

 2077 West Nancy Avenue
 Porterville, CA
                                                  93257
 ----------------------------------------            ---------------------
 (Address of principal executive offices)                  (Zip Code)

 Issuer's telephone number, including area code 559-781-2981
                                                -------------
 Securities to be registered under Section 12(g) of the Act:

 Title of each class                        Name of each exchange on which
 to be so registered                        each such class is to be
registered

 None                                                   N/A
 -------------------                        -------------------------------

                         Common Stock, $.001 par value
                         -----------------------------
                               (Title of class)

 Item 1.     DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

The Company was organized on February 5, 1999, and is in the process of commencing operations, but has not generated any revenue and is still a development stage corporation. The Company's plan of operations is to obtain clear title of Gwyrch Castle in Wales, U.K., and develop it into a luxury resort.
IN GENERAL - THE COMPANY

Gwyrch Castle ("the Castle") was owned, in 1993, by Ruth Williams and Nicholas Tavaglione. In April, 1993, Williams agreed to sell her interest in the castle to LM Enterprises, a company owned by Richard, Bonnie and Lyndell Lawson ("the Lawsons"). In September, 1996, as a result of a lawsuit brought against Williams by the Lawsons, the Lawsons obtained a judgment finding that Williams had breached her contract to sell the castle and awarding damages of $3,632,000.

Unbeknownst to the Lawsons, Williams had also contracted to sell her interest in the Castle to TwoVx Corporation, who filed a caution, or cloud on the title of the Castle. The Lawsons assigned their interest in the Castle to Martel Corporation, and Martel orchestrated a joint venture agreement with Tavaglione, and with TwoVx, who obtained Williams' interest in the Castle. The joint venture agreement provides for the Castle to be owned 100% by a corporation in the U.K. named Castle Corporation Resorts, Ltd. Castle Corp. is the 100% owner of Castle Corporation Resorts, Ltd.

In August 1998, Martel and TwoVx withdrew their cautions on the Castle and title to the castle was transferred to Castle Corporation Resorts, Ltd. In March, 2000, citing the failure of Castle Corp. to fund the development of the castle or the buy out of Tavaglione and TwoVx, Tavaglione and TwoVx transferred title from Castle Corporation Resorts Limited to themselves. This was done without the authority of officers or the Board of Directors of
Castle Corporation Resorts, Ltd. and it has taken action to restore a caution on the title of the castle. Castle Corp. will seek to raise capital via private placements of its common stock to buy out Tavaglione and TwoVx and to develop the castle. There can be no assurance that such private placements will be successful in raising any capital.

Government approval is not necessary for the Company's business, and government regulations have no or only a negligible effect on their respective businesses.

The Company has not booked any significant research and development costs and therefor do not expect to pass any of those costs to customers. And has no product development or research and development costs.

The Company's mailing address is west 2077 Nancy Avenue, Porterville, CA 93257. The telephone number of its principal executive office is (559) 781-2981.

THE CASTLE

Gwyrch Castle is located on the Northern Welsh Coast with a commanding view of the Irish Sea. Nestled on the side of a lushly forested mountainside, Gwyrch Castle and its 280 acres project an air of majesty which is unsurpassed. The visual impact on approach to the Castle is that of a magnificent medieval construction set into the hillside. Hanging woods form the background to the extended castle walls, punctuated by numerous circular and rectangular turrets and towers which are built against the hillside. The sheer size and complexity of the castle provides a breathtaking impact when viewed from a distance. The Castle has convenient access to the A55 expressway. Its 280 acres of grounds consists of meadows and elevated woodlands with many concealed walks. It is adjacent to an existing golf course. It is about four miles from Colwyn Bay, fifteen miles from the historic Roman town of Chester, and approximately 35 miles from Manchester. The Company is the owner of 100% of all the issued and outstanding stock of Castle Corp. International, Ltd., and English corporation, which holds the right, title, and interest in Gwrych Castle, Abergele, North Wales, pursuant to a joint venture agreement between the majority shareholders of the Company, Martel Corporation, Two Vx Corporation, and Nicholas Tavglione. Pursuant to this joint venture agreement, the Company has 180 days to obtain financing for the first phase of development for the Castle into a resort. If this is not accomplished within 180 days, the Board of Directors of the Company may extend the time, or the interest in the Castle may revert back to the majority shareholders. The Company is confident that it can obtain financing for the initial phase of the development of the Castle, but there can be no assurance that it is able to do so. The Company estimates initial financing requirements to be the sum of $5,250,000. With an equity of over $22,000,000 in appraised value in its present state, management believes that it will be able to obtain the first phase financing required.

The Castle is a historic listed building, which makes it available for many grants private and government agencies, including the Welsh Office, the European Social and Tourist Grant, and the Historic Building Grant. The property is situated in a potential growth area for leisure and entertainment, as there presently is a lack of facilities for the performing arts, and a great demand for such facilities in the surrounding area.

HISTORY

              History. From the battlements of the Castle you can see the plain which is the site of the bloodiest battle which ever took place between the Welsh and English armies in 1167, between Owain Gwynnedd and Henry II and The Earl of Chester. The English were defeated at this battle, but the unrest continued and ended with the death of Llewellyn Ap Gruffydd in the rebellion of 1282. The same plains also saw the capture of King Richard II on his return from Anglesy in 1399 by Henry Bollingbroke, who became King Henry IV. Richard II was first imprisoned in Flint Castle, prior to his removal to Berkeley Castle, where he was subsequently murdered, a historic event described by Shakespeare in his play, "Richard II."

              During the early nineteenth century, inspired by the medieval masterpiece of Conwy Castle, a rich Lancastrian industrialist, Lloyd Bamford Hesketh, began the construction of Gwrych Castle in 1815. Finding the original architect's work too modest for his taste, he later added a plethora of screen walls and towers to produce a fantasy effect of a fairy tale castle. Construction of the Castle was completed in 1822, and acted as the residence for Hesketh and his wife during their entire lifetime. Upon Hesketh's death in 1861, the Castle passed to his son, Robert Bamford Hesketh, and, subsequently to his daughter, the wife of the twelfth Earl of Dundonald. It is reputed that one of the female descendants committed suicide by throwing herself from the tower which is known as Hesketh Tower, and legend suggests that the lady's ghost now haunts the Castle. Since the Second World War, it has been successful as a place of entertainment and leisure for many years, and was used as a training camp by Bruce Woodcock for his fight against Lee Savold in his attempt to win the World Heavyweight Championship. It was also used by Randolf Turpin in preparation for his unsuccessful defense of the World Middleweight Championship against Sugar Ray Robinson. In recent years, the Castle has been abandoned, and is currently uninhabited.

PROPOSED DEVELOPMENT

The Company proposes to renovate the Castle in phases, beginning with the Castle itself, which can accommodate 70 guest suites. In addition, the renovation will include the usual resort amenities, a restaurant, cafe, bars, banquet facilities and meeting rooms, a performing arts center, and an equestrian facility, a grand ballroom and golf course. Further phases of development include the addition of 150 luxury suites and 300 cabins on the castle grounds. These developments will be designed to fashion the Castle as a five star luxury hotel, with all the amenities one would imagine, including an exclusive personal concierge services.

THE INDUSTRY

It is estimated that five million holiday visitors stay in North Wales annually. Including the visitors to Abergele and neighboring Colwyn, there are an estimated 3 million holiday visitors annually within a one hour drive from the Castle. Traffic along Highway A55 is estimated at an average of 10,000 to 11,000 cars per day, with as many as 15,000 per day at peak times during holiday seasons. This traffic flow, which includes the majority of visitors to North Wales, the visual prominence of the Castle and its physical proximity to the highway provides an excellent opportunity to promote its development.

The Wales Tourist Board, basing its estimates on the British Home Tourism Survey, estimates that there are approximately 3.7 trips to North Wales every year by the average British household, for holiday purposes, by visitors staying one night or more. The size of this market has remained fairly constant over the past decade, despite the increase in numbers of overseas holidays taken by British residents. The central importance of the main holiday in generating holiday trips still remains, despite the observed increase in short breaks. Over two-thirds of the visits for holiday purposes to North Wales last four or more nights. There is also an anticipated increase in trips being seen from residents of the newly reformed "Eastern Block" countries.

PATENTS

The Company holds no patents.

GOVERNMENT REGULATION

Government approval is not necessary for the Company's business, and government regulations have no effect or a negligible effect on its business. The Company does have to pay duties on the products it imports.

EMPLOYEES

The Company presently employs three employees, Richard Lawson and Bonnie who devote their full-time efforts to Castle Corp., and Lyndell Lawson, who devotes their part time efforts to the company.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

PLAN OF OPERATIONS-IN GENERAL

The Company's plan of operations is to complete the buy out of Nicholas Tavaglione and TwoVx and to develop the Castle into a luxury resort. There can be no assurance that the Company will be able to resolve the controversy between itself and Tavaglione and TwoVx. The Company has financed its operations to date through sales of its equity securities.

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. There can be no assurance that the company will be successful in raising additional equity financing, and, thus, be able to satisfy its cash requirements, which primarily consist of legal and accounting fees at the present time. If the company is not able to raise equity capital, and it presently has no cash with which to satisfy any future cash requirements. The company will need a minimum of $50,000 to satisfy its cash requirements for the next 12 months. The company will not be able to operate if it does not obtain equity financing. The Company has no current material commitments. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. There can be no assurance that the Company will be successful in raising the capital it requires. The company does not anticipate any further research and development of any products, nor does it expect to incur any research and development costs. The company does not expect the purchase or sale of plant or any significant equipment, and it does not anticipate any change in the number of its employees. The Company has no current material commitments. The Company has generated no revenue since its inception.

The Company is still considered to be a development stage company, with no significant revenue, and is dependent upon the raising of capital through placement of its common stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

YEAR 2000 COMPLIANCE

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications; in short, all of its information technology and non information technology systems, and found all to be Year 2000 compliant. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. The Company has completed an audit of its vendors and suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant. The status of the company's progress is that it has completed all that it must do in order to be considered Year 2000 compliant. The worst case scenario would be the risk that the company's transfer agent may have not complied adequately. However, the transfer agent has assured the Company that it is Year 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Company does not anticipate any additional remediation costs, as it is already Year 2000 compliant.

DESCRIPTION OF PROPERTY

The Company rents professional offices and telephones at a nominal no charge from its attorney, Kenneth G. Eade, on a month to month basis, pursuant to an oral agreement. The Company claims ownership to the Castle, and contends that it was illegally transferred from the Company to Tavaglione and TwoVx. It has no other property.

Item 4. SECURITIES OWNERSHIP OF MANAGEMENT AND CONTROLLING PERSONS

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address           Number of Shares     Percentage Owned *****
----------------           ----------------     ----------------
Martel Corporation        1166500    33.33%   1166500    23.33%

Nicholas Tavglione        1166500    33.33%   1166500    23.33%

Two Vx Corporation        1166500    33.33%   1166500    23.33%

Directors and Officers    3499500      100%   3499500       70%
 as a Group


Item 5. EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

The current executive officers, key employees and directors of the Company are as follows:

Name                          Age                 Position
------------                  ---      --------------------------------

Lyndell M. Lawson             60       President, Director, CEO

Bonnie Lawson                 55       Chief Financial Officer, Director

Richard Lawson                37       Secretary, Director


LYNDELL M. LAWSON. Mr. Lawson is the President, Chief Executive Officer, and Director of the Company. Mr. Lawson has over 35 years of experience in all phases of construction projects, including planning, and managing all trades. As the Owner of Martel's Catering, he has extensive experience in the restaurant and catering business. He was previously employed by McNamee Electric, specializing in the blueprint redesign of electrical plans, and Giant Forest Lodge, as resort manager.

BONNIE M. LAWSON. Ms. Lawson is the Chief Financial Officer of the Company. She has extensive accounting and bookkeeping experience. From 1991 through 1994, she operated an estate liquidation business, LM Enterprises. From 1989 through 1991 she served as Secretary/Treasurer of Royal Carriage Buick GMC Jeep Eagle Sterling in Oxnard, California. From 1986 through 1989 she was Business Manager of Ventura Porsche Audi. From 1982 through 1986, she was Office Manager of Earl Manzer Accountancy Corporation, maintaining accounting records, balancing accounts, and assisting in tax preparation, audits and compiling financial statements, and from 1972 through 1982, she was the Business Manager of Masterson Motors.

RICHARD LAWSON. Mr. Lawson is the Secretary of the Company. From 1991 through 1994, Mr. Lawson operated LM Enterprises, an estate liquidation firm. He previously served as Secretary and Bookkeeper for Zsa Zsa Gabor. Prior to that, he was employed as Supervisor of Cathedral Canyon Resort, responsible for training of all hotel departments, daily audits, and room revenue reports, including weekly and monthly occupancy forecasts. Mr. Lawson received his educational training at the University of California at Santa Barbara.

Item 6. EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered. No salaries are being paid at the present time, and will not be paid unless and until there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.


 Annual Compensation
 -------------------
 Name and Position          Salary     Bonus     Annual Deferred Salary

 Lyndell Lawson, Pres.     50,000       0            50,000
 Bonnie Lawson, Treas.     50,000       0            50,000
 Richard Lawson            50,000       0            50,000


Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with organizing the Company, on April 6, 1999, 1,166,500 shares were issued each to Martel Corporation, TwoVx, Inc., and Nicholas Tavaglione, for an aggregate issue of 3,499,500 shares, in exchange for their respective interests in a joint venture agreement, which defined the ownership rights of the castle in the Company. The issuance of stock was made in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933, Lyndell, Bonnie and Richard Lawson, Martel Corporation, TwoVx and Nicholas Tavaglione may all be deemed to be promoters of the Company. No other persons are known to Management that would be deemed to be promoters.

On April 6, 1999, the Company issued 350,000 shares of its common stock to Kenneth G. Eade, counsel to the Company, under Rule 504 promulgated by the Securities and Exchange Commission in exchange for legal services rendered. Mr. Eade is a sophisticated investor who had access to all corporate information.

On April 6, 1999, the Company issued 156,100 shares to 47 shareholders, pursuant to its Regulation D, Rule 504 offering.

Item 8. LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company is subject.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is not listed or quoted at the present time, and there is no present public market for the Company's common stock. The Company has obtained a market maker and who intends to file a form 211 with the National Association of Securities Dealers to quote the Company's securities on the NASD OTC Bulletin Board, but there can be no assurance that the Company's stock will be quoted on the NASD OTC Bulletin Board. The filing of the Form 211 is contingent upon this form 10 becoming effective with no pending comments by the S.E.C.

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

PENNY STOCK STATUS

If and when it creates a market for its common stock, the Company's common stock is a "penny stock," as the term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. This makes it subject to reporting, disclosure and other rules imposed on broker-dealers by the Securities and Exchange Commission requiring brokers and dealers to do the following in connection with transactions in penny stocks:

   1. Prior to the transaction, to approve the person's account for transactions in penny stocks by obtaining information from the person regarding his or her financial situation, investment experience and objectives, to reasonably determine based on that information that transactions in penny stocks are suitable for the person, and that the person has sufficient knowledge and experience in financial matters that the person or his or her independent advisor reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. In addition, the broker or dealer must deliver to the person a written statement setting forth the basis for the determination and advising in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement from the person. Further, the broker or dealer must receive a manually signed and dated written agreement from the person in order to effectuate any transactions is a penny stock.

   2. Prior to the transaction, the broker or dealer must disclose to the customer the inside bid quotation for the penny stock and, if there is no inside bid quotation or inside offer quotation, he or she must disclose the offer price for the security transacted for a customer on a principal basis unless exempt from doing so under the rules.

   3. Prior to the transaction, the broker or dealer must disclose the aggregate amount of compensation received or to be received by the broker or dealer in connection with the transaction, and the aggregate amount of cash compensation received or to be received by any associated person of the broker dealer, other than a person whose function in solely clerical or ministerial.

   4. The broker or dealer who has effected sales of penny stock to a customer, unless exempted by the rules, is required to send to the customer a written statement containing the identity and number of shares or units of each such security and the estimated market value of the security. The imposition of these reporting and disclosure requirements on a broker or dealer make it unlawful for the broker or dealer to effect transactions in penny stocks on behalf of customers. Brokers or dealers may be discouraged from dealing in penny stocks, due to the additional time, responsibility involved, and, as a result, this may have a deleterious effect on the market for the company's stock.

TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

The transfer agent, warrant agent and registrar for the Common Stock is American Registrar & Transfer Co., 342 E. 900 South, P.O. Box 1798, Salt Lake City, Utah 84110.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES

In connection with organizing the Company, on April 6, 1999, 1,166,500 shares were issued each to Martel Corporation, TwoVx, Inc., and Nicholas Tavaglione, for an aggregate issue of 3,499,500 shares, in exchange for their respective interests in a joint venture agreement, which defined the ownership rights of the castle in the Company. The issuance of stock was made in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Under Rule 405 promulgated under the Securities Act of 1933, Lyndell, Bonnie and Richard Lawson, Martel Corporation, TwoVx and Nicholas Tavaglione may all be deemed to be promoters of the Company. No other persons are known to Management that would be deemed to be promoters.

On April 6, 1999, the Company issued 350,000 shares of its common stock to Kenneth G. Eade, counsel to the Company, under Rule 504 promulgated by the Securities and Exchange Commission in exchange for legal services rendered. Mr. Eade is a sophisticated investor who had access to all corporate information. On April 6, 1999, the Company issued 156,100 shares to 47 shareholders, pursuant to its Regulation D, Rule 504 offering.

Item 11. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 25,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non- assessable. There are currently outstanding 1,800,000 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares.

Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

NEVADA STATUTES

NRS 78.751 provides that the Company may provide in its articles of incorporation, by laws or by agreement, to indemnify the Company's officers and directors and affects their liability in that capacity, for any and all costs incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the statute:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLES OF INCORPORATION AND BY-LAWS

The Company's Articles of Incorporation, Article VIII, provides that the Company shall, to the fullest extent legally permissible under the provisions of the General Corporation Law of the State of Nevada, indemnify and hold harmless officers and directors from any and all liabilities and expenses imposed upon them in connection with any action, suit or other proceeding.

 Item 13. FINANCIAL STATEMENTS

 Report of Independent Certified Public Accountant dated September 15, 2000 Financial Statements
 Balance Sheets
 Statement of Loss and Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Financial Statements

[CAPTION]
ROGELIO G. CASTRO
Certified Public Accountant
REPORT OF INDEPENDENT AUDITOR

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Castle Corp. International
(A Development Stage Company)
Santa Barbara, California

We have audited the accompanying balance sheet of Castle Corp. International (A Development Stage Company), as of March 31, 2000 and the related statement of operation, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 As discussed in Note 5 of the Notes to Financial Statements, we were unable to satisfy ourselves about the valuation of the investment account since independent appraisals were not furnished to us.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had an independent appraisal been furnished to us, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Castle Corp. International as of March 31, 2000, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles

Rogelio G. Castro
Rogelio G. Castro
Certified Public Accountant



[CAPTION]
                       CASTLE CORP. INTERNATIONAL
                     (A DEVELOPMENT STAGE COMPANY)
                            Balance Sheet
                         As of March 31, 2000

                                  ASSETS
Current Assets:
Cash and cash equivalents                               $3,872

Other Assets:
Investment                                               3,499
                                                        -------
                TOTAL ASSETS                            $7,371
                                                        =======

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                                             $    -

Stockholders' Equity

 Common Stock, $.001 par value
 25,000,000 shares authorized;
 3,955,600 shares issued and outstanding                 3,955

Paid in capital                                        455,644
Accumulated deficit                                   (452,228)
                                                        -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               7,371
                                                        =======


The accompanying notes are an integral part of these financial statements.

[CAPTION]              CASTLE CORP. INTERNATIONAL
                     (A DEVELOPMENT STAGE COMPANY)
                         Statement of Operation

Revenue                                  $       -

General and Administrative                  452,228
                                         -----------
Net Loss                                 $ (452,228)

                                         ===========
Net Loss Per Share (Basic and Diluted)   $     (0.11)
                                         ===========

Weighted Average Common Shares
Outstanding                              $ 3,995,600


The accompanying notes are an integral part of these financial statements.










                                                       Additional
                                  Common Stock         paid-in       Accumulated
                               Shares        Amount    capital       Deficit        Total
                                  ---------  ------   ------------   ----------    -------

Stocks issued for cash              6,100        6       6094                       6,100
                                                                                    -
Stocks issued for services        450,000      450    449,550                     450,000
Stocks issued for investments   3,449,500    3,499                                  3,499
Net loss for the year
ended March 31, 2000                                                  (452,228)  (452,228)
                                  ---------  ------   ------------   ----------    -------
Balance at March 31, 2000       3,955,600    3,995     455,644        (452,228)     7,371
                                  =========  ======   ============   ==========    =======

                  These notes are an integral part of these financial statements
















[CAPTION]
CASTLE CORP. INTERNATIONAL
(A DEVELOPMENT STAGE COMPANY)
Statement of Cash Flow
Year ended March 31, 2000


Operating activities

Net Loss

        $(452,228)
Adjustments to reconcile net loss to
net cash used in operating activities:
 Stocks issued for services at fair value                      450,000

                                                              ---------
        Net cash used in operating activities                   (2,228)
                                                              ---------
Financing activities
  Proceeds from the issuance of stocks                           6,100
                                                              ---------
Net cash provided by financing activities                        6,100
                                                              ---------
    Net increase (decrease) in cash and cash equivalents         3,872

Cash and cash equivalents - beginning of year                        -

Cash and cash equivalents - end of year                      $   3,872
                                                              =========
Non cash activities:
Stocks issued for services at fair value                     $ 450,000
Stocks issued for investments                                $   3,499




The accompanying notes are an integral part of these financial statements















Castle Corp. International
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
March 31, 2000

NOTE 1.   BUSINESS ACTIVITY

The Company was incorporated under the laws of the state of Nevada on January 29, 1997 using the name Castle Corp. International.

The primary purpose for which the Corporation is organized is to engage in the business of construction and development of Gwrych Castle in Abergele, North Wales, U.K. The Company's plan is to refurbish the interior of the castle and the grounds to develop the property into a five-star resort hotel, and to later add additional luxury cabins to increase revenue.

The Company has been in the development stage since its formation. Planned principal operations have not yet commenced. There were no activities from its inception date through March 31, 2000.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual method of accounting.

The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

1. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

2. Depreciation - The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

3. Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates


NOTE 3. DEPENDENCE ON KEY PERSONNEL

The Company is dependent upon the services and efforts of its executive and operating officers. The loss of one or more of its executive and operating officers could have a materially adverse effect on the Company.

NOTE 4.  GOING CONCERN

The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired via private placements of its common stock. However, there can be no assurance that such offering or negotiations for private capital will be successful.

NOTE 5.  INVESTMENT IN SUBSIDIARY

The Company is a joint venture of three parties claiming title to Gwrych Castle. One individual is the holder of a 40% interest in the Castle. Another party is the holder of a caution duly registered in the land registry clouding the title to the castle and warrants that it is the holder of a 60% interest acquired from a former owner. The third party warrants that it is the holder of a caution duly registered in the land registry, clouding the title to the castle, and claims a prior conveyance of the same former owner's 60% interest. The parties combined their respective interest and formed a United States corporation (Castle Corp. International), which will hold 100% of a U.K. corporation (Castle Corp. Resorts, Ltd.), which in turn will hold 100% of the title to the castle. Each party was issued 1,166,500 shares in exchange for their interest for a total of 3,499,500 shares. These shares were recorded in the books at par value ($.001), recognizing an investment in subsidiary. No independent appraisal has been made to establish the value of this investment.

 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) Report of Independent Certified Public Accountant September 15, 2000 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Consolidated Financial Statements

  (b) Reports on Form 8-K: Not Applicable
  (c) Exhibits


 Exhibit No.         D E S C R I P T I O N
 -----------         ---------------------

 3.1    Articles of Incorporation CASTLE CORP. INTERNATIONAL
 3.2    By-laws CASTLE CORP. INTERNATIONAL
 4.1    Specimen certificate of common stock
 10.1   Joint Venture Contract

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

CASTLE CORP. INTERNATIONAL

LYNDELL LAWSON
_____________________________________
Lyndell Lawson, President and Director

Date: September 21, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature               Capacity               Date
----------             --------------          -------
Lyndell Lawson        Pres., Director          Sept. 21, 2000
Bonnie Lawson         Treasurer/Director       Sept. 21, 2000
Richard Lawson        Secretary/Director       Sept. 21, 2000




[CAPTION]
EXHIBIT 3.1
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
FEB 05 1999
C2828-99
Dean Heller, Secretary of State

        ARTICLES OF INCORPORATION OF CASTLE CORP. INTERNATIONAL

The undersigned, being a natural person of full age and acting as the incorporator, for the purpose of forming a corporation under the laws of the State of Nevada, hereby adopts the following Articles of Incorporation and declares:

FIRST: The name of the corporation (hereinafter referred to as the
corporation) is:     CASTLE CORP. INTERNATIONAL

SECOND: The place of the principal office of the corporation is 820 South Sixth Street, Suite C, Las Vegas, Nevada 89101.

THIRD:   The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Nevada, other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by law.

FOURTH: The amount of total authorized capital stock is Twenty-Five Million (25,000,000) shares of capital stock, par value $0.001, all of which are one class, to be designated "Common Stock."

FIFTH: Members of the governing board or this corporation shall be designated directors, and there shall be at least one (1) director of this corporation. The number of directors may be changed from time to time by amendment to the corporation's by-laws. There are three directors of this corporation. The name and address of the first three directors are: LYNDELL LAWSON, 2174 Eastridge Loop, Oxnard, CA 93030; NICHOLAS TAVGLIONE,

SIXTH: No paid up capital stock issued as fully paid up, after the amount of the subscription price has been paid in is subject to assessment to pay the debts of the corporation.

SEVENTH: The name and address of the incorporator of this corporation is:

                              BONNIE LAWSON
                           2714 Eastridge Loop
                             Oxnard, CA 93030
EIGHTH: This corporation is to have perpetual existence.

NINTH: There shall be no liability on the part of a director or officer of this corporation or its shareholders for damages for breach of fiduciary duty, except for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of NRS 78.300.

TENTH: The name and address in this state of the corporation's resident agent is:
                              KENNETH G. EADE
                      820 South Sixth Street, Suite C
                        Las Vegas, Nevada 89101

IN WITNESS WHEREOF, the undersigned incorporator has executed these articles of incorporation this 17 day of Nov., 1998.

STATE OF CALIFORNIA
COUNTY OF VENTURA

I, BONNIE LAWSON, being first duly sworn, depose and say that I am the person who executed the foregoing Articles of Incorporation, and that the said Articles of Incorporation are my own act and deed.

Executed at Oxnard, California, this 17 day of Nov., 1998.


BONNIE LAWSON


Subscribed and sworn before me, Notary Public of the State of California this ____ day of April, 1998.


       HELEN GRANT
________________________________

       Notary Public

                                          [SEAL OF NOTARY PUBLIC]

[CAPTION]
EXHIBIT 3.2
BY-LAWS OF CASTLE CORP. INTERNATIONAL, Inc.

ARTICLE I - OFFICES
The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Law.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waives of notice of such meetings.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The president shall be the chief executive officer of the Corporation.
ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:
(a) The certificates representing the shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (I) the Chairman of the Board of the Present or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in corporation to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgement of the Board of Directors, it is proper so to do.


Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII-FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII-CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

ARTICLE IX - AMENDMENTS
Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 -By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this
Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.


Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, or less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

ARTICLE X - INDEMNITY


(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer of employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

The undersigned incorporator certifies that he has adopted the foregoing by-laws as the first by-laws of the Corporation.

BONNIE LAWSON
-------------------------
Incorporator

[CAPTION]
Exhibit 4.1SPECIMEN OF COMMON STOCK CERTIFICATE


[________]NUMBER
SHARES[________]
                      INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
                25,000,000 SHARES COMMON STOCK AUTHORIZED, $.001 PAR VALUE


  COMMON STOCK                                     CUSIP

              SEE REVERSE FOR CERTAIN

                                   DEFINITIONS
THIS CERTIFIES THAT

Is the RECORD HOLDER OF            SHARES OF FULLY PAID AND NON-ASSESSABLE
SHARES OF COMMON STOCK OF CASTLE CORP. INTERNATIONAL
TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF NEVADA, AND TO THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated:

[SEAL OF CASTLE CORP. INTERNATIONAL}

Bonnie Lawson
                                                 Richard Lawson
------------------------                        ---------------------
President                                            Secretary

COUNTERSIGNED
AMERICAN REGISTRAR & TRANSFER CO.
342 E. 900 South
P.O. Box 1798
Salt Lake City, Utah 84110

By: ^^Illegible Signature^^


The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT -
____Custodian____
TEN ENT  - as tenants by the entireties                     (Cust)
(Minor)
JT TEN   - as joint tenants with right            under Uniform Gifts to
Minors
           of survivorship and not as             Act
________________________
               tenants in common                                    (State)

             Additional abbreviation may also be used though not in above list.

             FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
---------------------------------------

---------------------------------------

__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

[CAPTION]
Exhibit 10.1 Joint Venture Agreement
JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT (hereinafter "the agreement"), is made and entered into as of the 30th day of September, 1998, by and between TWO V.X. CORPORATION ("Two VX"), MARTEL CORPORATION ("Martel"), and NICHOLAS TAVGLIONE ("Tavglione"), provides as follows:


              1.  RECITALS:

This agreement is made and entered into with reference to the following facts and circumstances:

A. Tavglione is the holder of a 40% interest in Gwrych Castle, Abergele, Wales, U.K. (hereinafter "the Castle"), and is the Plaintiff in that certain litigation in the High Court of Justice, Chancery Division, Liverpool District Registry, Case No. 1994 T No. 3264.

B. Two VX is the holder of a caution duly registered in the land registry clouding the title to the castle, and hereby represents and warrants that it is the holder of a 60% interest in the castle, acquired from Ethel Ruth Williams, a former owner.

C. LM Enterprises, a subsidiary of Martel, hereby represents and warrants that it is the holder of a caution duly registered in the land registry, clouding the title to the castle, and claims a prior conveyance of Ethel Ruth Williams' 60% interest therein.

D. The parties desire to combine their respective interests in a joint venture to develop the castle as a world class resort. The joint venture will be formed as a United States corporation, which will hold 100% of a British corporation, which in turn will hold 100% of the title to the castle. The United States corporation will undertake a non-registered public offering of its securities, and obtain a quote on the NASD OTC Bulletin Board.

2.  FORMATION OF JOINT VENTURE

A. The parties hereby create and establish a corporation, which shall be incorporated under the laws of the state of Nevada ("the joint venture".) The primary purpose of the joint venture is to develop, manage and operate the castle as a world class resort.

B. The name of the Joint Venture shall be: "Castle Corp. International" and its principal executive offices shall be in Santa Barbara County, California. The principal place of business may be changed from time to time, and other places of business may be established from time to time, by actions taken in accordance with this contract. The parties agree to cause to be executed, posted and filed such Certificates of Incorporation, or other instruments as shall, from time to time, be required by law to evidence the conduct of business by the Joint Venture.

3. TERM

The term shall commence as of the date first mentioned above, and shall continue for a period of 90 days, unless extended by mutual agreement, or until closing of the agreement as provided for in accordance with the escrow provisions of this agreement.

4. CAPITAL CONTRIBUTIONS, OWNERSHIP AND FORMATION

A. The parties shall each contribute all of their right, title, and interest in Gwrych Castle to a U.K. corporation, "Castle Corp. Resorts, Ltd., which shall in turn be owned 100% by Castle Corp. International.

B. The parties shall cause all cautions on the land registry shall be withdrawn.

C. The ownership in the Joint Venture shall be distributed as follows:

1. 20% shall be reserved for the Joint Venture's initial stock offering;

2. 10% shall be reserved for payment of expenses in connection with the initial stock offering;

3. 23.33% each shall be distributed to each of the parties hereto, in the form of restricted common stock.

D. Martel Corporation shall pay all costs associated with the offering of stock of the Joint Venture to the public, and shall be reimbursed out of the proceeds of the offering.


5. RESPONSIBILITIES OF THE PARTIES

A. Martel shall be solely responsible for the day to day management and development of Castle Corp. International, including but not limited to personnel management, supervision of construction, and purchasing of ordinary and necessary supplies and materials necessary to operate. Martel shall be responsible for obtaining financing in the minimum amount of $5 million.

B. The following acts may be done only after a regularly or specially noticed meeting of Castle Corp. International, and a majority vote of the Board of Directors:

1. Selling, leasing, or hypothecating any company real property, or entering into any contract for that purpose, other than in the ordinary course of the company's business and other than any hypothecation of company property to secure a debt resulting from financing activities;

2. Assigning property of the company in trust for creditors or on the assignee's promise to pay the company's debts; or

3. Disposing of the goodwill of the company's business.

4. Approval of annual operating budget, and salaries of management.

6. DIRECTORS AND CORPORATE OFFICERS

A. The Board of Directors shall consist of the following members: Lyndell Lawson, Winfred Wong, and Nicholas Tavglione.

B. The business and affairs of the Joint Venture shall be managed, and all authority and power of the Joint Venture shall be exercised, by and under the direction of the Board of Directors as provided in this agreement.

C. The officers of the Joint Venture shall serve at the pleasure of the Board of Directors. Initially, the officers shall be as follows:

1.  Lyndell Lawson                President/Chief Executive Officer
2.  Bonnie Lawson                 Chief Financial Officer
3.  Richard Lawson                Secretary

7.  PROFIT SHARING

A. The net profits from operations of the Joint Venture shall be defined to be net proceeds from all revenues generated from company operations, after the payment of all operating expenses, salaries, taxes, and a reasonable reserve of capital for future operations. All net profits, subject to the Joint Venture's responsibilities to pay dividends to its public shareholders, shall be paid in three equal parts as annual dividends on the parties' preferred common stock in the Joint Venture.

8.  TRANSFER OF SHARES; RIGHT OF FIRST REFUSAL

A. The parties may only sell their stock in the Joint Venture at such time the aggregate market value of each party's stock can be sold for $1,000,000 or more, or upon a majority vote of the Board of Directors.

B. If a party (the "offering party") has received a bona fide offer (the "offer") to sell all or a part of his or her shares and desires to accept the offer, the offering party shall give written notice ("notice") thereof to the Joint Venture. The notice shall name the proposed transferee, specify the number of shares intended to be transferred ("offered shares"), the price per share and all other terms and conditions of the offer. The Joint Venture shall have the exclusive and irrevocable right and option for twenty (20) days from the date of the notice to purchase all, but not less than all, of the offered shares at the price and on the same terms and conditions as set forth in the notice. The Joint Venture shall exercise such option by giving written notice to the offering party within twenty
(20) days from the date of the Notice.

C. If the Joint Venture does not exercise the option to purchase the offered shares within thirty (30) days from the date of the notice, the parties shall have an additional ten (10) days to purchase all, but not less than all, of the offered shares at the price and on the same terms and conditions as set forth in the notice. The party shall exercise such option by giving written notice to the offering party within twenty (20) days from the date of the Notice. If other parties also elect to purchase the offering party's shares, the party may purchase the product of the number of offered shares available times the percentage the party holds of the total number of shares held by all other parties electing to purchase.

D. Notwithstanding any provisions to the contrary in this agreement, a party may transfer legal title to all or any portion of his or her shares to (I) his or her spouse, mother, father, child, grandchild, sister or brother ("Immediate Family"), or any entity in which a member or members of such immediate family own all beneficial and voting interest, or (ii) to a Trustee of any trust created by him/her during his or her lifetime (and to the beneficiaries upon termination of the trust), provided that such party is a Trustor of such trust, the beneficiaries of the trust are members of such immediate family, and both such trust and the transfer of such sharers thereto are revocable by the party during his or her lifetime and such party continues to control the voting of the shares subject to the trust and the power to sell such shares.

9. OPTION OF MARTEL CORPORATION

A. Martel Corporation, or its nominee/financier, shall have the option for a period of 90 days following the execution of this agreement by written notice to the parties and the escrow agent in writing, to:

1. Purchase all of TwoVx's interest in the joint venture and in the castle for the sum of $1,500,000 cash;

2. Purchase Nicholas Tavglione's interest in the joint venture and in the castle for the sum of $2,000,000 cash.

B. The exercise of Martel Corporation's option within 90 days following the execution of this agreement and closing in accordance with paragraph 14c of this agreement, shall terminate this joint venture agreement and all of the rights and responsibilities of the parties hereunder.

10. NONCOMPLYING TRANSFERS

No shares of common stock owned by a party shall be transferred on the books of the Joint Venture or by the Joint Venture's transfer agent and no sale or transfer or any other disposition thereof shall be effective, unless and until all of the terms an conditions of this agreement are first complied with. In the event of any violation of this agreement by the attempted transfer of shares without compliance with the terms hereof, the person or persons for whose benefit the agreement is made shall have the right to compel the violating party to transfer and deliver the shares in accordance with this agreement.

11. DISSOLUTION

On any dissolution of the Joint Venture under applicable law, except as otherwise provided in this agreement, the continuing operation of the Company's business shall be confined to those activities reasonably necessary to wind up the company's affairs, discharge its obligations, and preserve and distribute its assets. In the event of dissolution of the Company, after payment of all company obligations, including any obligations to the parties hereto, the assets of the company shall be distributed according to the percentages of ownership set forth in this agreement.

The dissolution of the Joint Venture shall only occur upon the following circumstances:

A. The sale or disposition of substantially all of the Joint Venture's assets;

B. The agreement of a majority of the shareholders;


12. TERMINATION

This agreement shall terminate on the written agreement of the parties hereto, the closing of the financing of the Castle, the dissolution of the Joint Venture, or the exercise of Martel Corporation's option in accordance with paragraph 9 herein.

13. REVERSION OF INTEREST

If Martel does not exercise its option under paragraph 9 of this agreement, Martel shall obtain financing for a minimum of $5 million for the initial phase of remodeling of the castle within 90 days from the date of the undertaking (escrow) established in the United Kingdom. The parties shall all cooperate with each other to accomplish financing. If the 90 day period is not sufficient to obtain financing, the Board of Directors shall determine if the period shall be extended. If the period is not extended, or if the extension expires and no further extension is granted by the Board of Directors, then this agreement shall be null and void and all interests in the castle which existed prior to this agreement shall revert 50% to TwoVx, Inc. and 50% to Tavglione, and all stock owned by the parties in Castle Corp. International shall revert to Martel.

14. ESCROW AND FINANCING PROVISIONS

A. An undertaking shall be established with the U.K. firm of Roberts & Co., or the U.K. firm of the financier's choosing, ("escrow agent"), who shall undertake to hold, administer the following documents, which the parties shall deposit with the escrow agent in accordance with the terms of this paragraph:

1. Releases and withdrawals of cautions registered in the name of TwoVx, Inc. and Martel Corporation;

2. A duly executed conveyance of Nicholas Tavglione's interest in the Castle to Castle Corp. Resorts, Ltd.;

3. A duly executed conveyance of TwoVx's interest in the Castle to Castle Corp. Resorts, Ltd.;

4. Stock powers separate from certificates executed by Nicholas Tavglione and TwoVx, Inc. with signature guarantees, on the stock owned by Nicholas Tavglione and TwoVx, Inc.

5. Any other documents reasonably necessary to effectuate this agreement.

B. Funds shall be deposited in an escrow account of the lender's choice with an escrow in the United States.

C. In the event of Martel Corporation or its nominee's exercise of the option contained in paragraph 9 hereof, the closing of the transaction shall occur 90 days after the establishment of the undertaking, unless extended by mutual agreement, and funds shall be wired from lender's escrow account to the account of the escrow agent, who shall simultaneously cause the withdrawals of the cautions to be recorded and the conveyances of TwoVx and Tavglione to be recorded in the name of Castle Corp. Resorts, Ltd., and simultaneously deliver to lender the executed stock powers of TwoVx and Tavglione in Castle Corp. International.

D. In the event that Martel Corporation does not exercise its option under paragraph 9 hereof, but financing of a minimum of $5 million for the development of the Castle is obtained, a first mortgage shall be established on the Castle in favor of the lender, and the stock powers and certificates of Two Vx, Inc. and Tavglione shall be returned to them by the escrow agent. In the event of closing of the transaction pursuant to this provision, the proceeds of the financing shall be distributed as follows:

1. $250,000 to each party of this agreement, as consideration for the removal of each party's caution and conveyance of title;

2. $4,250,000 to be utilized for development of the Castle as a resort and to obtain additional financing, subject to the direction of the Board of Directors.

E. No shares shall be issued in Castle Resorts, Ltd. until such time as Martel's option has been exercised in accordance with paragraph 9 or financing has been completed.


15. NOTICES

Any notices called for in this agreement shall be effective upon personal service or upon service by first class mail, postage prepaid, to the parties at such addresses to be designated by the parties in writing.

16.  MISCELLANEOUS PROVISIONS:

This agreement shall be construed in accordance with the laws of the State of Nevada.

This agreement shall be binding upon and shall inure to the benefit of the parties hereto, their beneficiaries, heirs, representatives, assigns, and all other successors in interest.

Each of the parties shall execute any and all documents required to be executed and perform all acts required to be performed in order to effectuate the terms of this agreement.

This agreement contains all of the agreements and understandings of the parties hereto with respect to the matters referred to herein, and no prior agreement or understanding pertaining to any such matters shall be effective for any purpose.

Each of the parties hereto has agreed to the use of the particular language of the provisions of this Agreement, and any question of doubtful interpretation shall not be resolved by any rule of interpretation against the party who causes the uncertainty to exist or against the draftsman.

This agreement may not be superseded, amended or added to except by an agreement in writing, signed by the parties hereto, or their respective successors-in-interest.

Any waiver of any provision of this agreement shall not be deemed a waiver of such provision as to any prior or subsequent breach of the same provision or any other breach of any other provision of this agreement.

If any provision of this agreement is held, by a court of competent jurisdiction, to be invalid, or unenforceable, said provisions shall be deemed deleted, and neither such provision, its severance or deletion shall affect the validity of the remaining provisions of this agreement, which shall, nevertheless, continue in full force and effect.

The parties may execute this agreement in two or more counterparts, each of which shall be signed by all of the parties; and each such counterpart shall be deemed an original instrument as against any party who has signed it.

The parties shall use their reasonable best efforts to obtain the consent of all necessary persons and agencies to the transfer of shares provided for in this agreement.

IN WITNESS WHEREOF, the parties have executed this agreement as of the day and year first above written.


Two V.X., Inc.



STEVE LLYRU
-----------------------
STEVE LLYRU
Title: V.P.


MARTEL CORPORATION


LYNDELL LAWSON
-----------------------
Lyndell Lawson, President


NICHOLAS TAVAGLIONE
-----------------------
NICHOLAS TAVAGLIONE